VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

9 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 1 November 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 7

BRIEF SUMMARY OF CONTENTS:

Change of Director's Interests Notice x1

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	25 OCTOBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 - 30 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director:	**GRAHAM WILLIAM BURKE**
Name of Company:	**VILLAGE ROAD OW LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
TOTAL		**2,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD: ЭW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
TOTAL		**1,390,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD OW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	270,904				
	42,217		28-Oct-02	$9.00	
	10,128	323,249	30-Oct-02	$9.00	
L E Alexander	250	250	28-Oct-02	$9.00	Held beneficially for G W Burke
TOTAL		**323,499**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD. OW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	5,012				
	404		28-Oct-02	$1.00	
	400	5,816	30-Oct-02	$1.00	
TOTAL		**5,816**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 4 November 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 6

BRIEF SUMMARY OF CONTENTS:

Daily Share Buy-back/Final Share Buy-back Notice

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	17 October 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		782,620 Ordinary Shares. 97,300 A Class Preference Shares.
4	Total consideration paid or payable for the shares		$2,385,071.15

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	365,800 Ordinary Shares. 28,600 A Class Preference Shares.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, ~~or is~~ not contained in, or attached to, this form.

Sign here: .... Date: 4 November 2002
Company Secretary

Print name: Shaun L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	782,620 Ordinary Shares. 97,300 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$2,385,071.15
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not contained in~~, or attached to, this form.

Sign here: .... Date: 4 November 2002.
Company Secretary

Print name: Shaun L Driscoll

== == == == ==

ASIC registered agent number

lodging party or agent name Mrs Heather Howard

office, level, building name or PO Box no.

street number & name 206 Bourke Street

suburb/city Melbourne state/territory Vic postcode 3000

telephone (03)9667 6534

facsimile (03)9653 1931

DX number suburb/city

ASS. ☐ REQ-A ☐ CASH. ☐ REQ-P ☐ PROC. ☐

Australian Securities & Investments Commission

Notification of

share cancellation

form **284**

Corporations Act 2001

254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name Village Roadshow Limited

ACN 010 672 054

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Shares cancelled under which provision

(tick box applicable)

☐ S.254J Redeemable preference shares — ☐ redeemed out of profits — ☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E Capital reduction

☒ ss.257H(3) Shares a company has bought back

☐ S.258D Forfeited shares

☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 — ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
782,620	**Ordinary**	$2,170,554.65
97,300	A Class Preference	$214,516.50

Date of registration of cancellation 04 / 11 / 02 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name Shaun L Driscoll capacity Secretary

sign here date 04/ 11 /02